January 29, 2010 VIA EDGAR

Ms. Patricia Williams Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

RE:	Nicholas Limited Edition, Inc. (the “Fund”)
Registration Nos. 033-11420/811-04993

Ms. Williams:

This Post-Effective Amendment (“PEA”) No. 35 to the Fund’s Registration Statement relating to its Class N shares is being filed pursuant to Rule 485(b) under the Securities Act of 1933 for the purpose of:

(a)	responding to your oral comments and suggestions to PEA No. 33 to the Fund's Registration Statement received on January 21, 2010, which instructed the Fund to make conforming changes to the comments received on PEA No. 36 to Nicholas II, Inc.’s (another registrant within the Nicholas fund complex, File Nos. 002-85030/811-03851) Registration Statement to the extent applicable to PEA 33;

(b)	updating any missing information;

(c)	filing any updated exhibits to the Registration Statement; and

(d)	making any other nonmaterial changes as appropriate.

This PEA has an effective date of January 29, 2010.

Please telephone the undersigned at (414) 272-4650 or Jason T. Thompson of Michael Best & Friedrich LLP at (414) 277-3482 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Jeffrey T. May Senior Vice President, Secretary and Treasurer Cc: Jason T. Thompson